Exhibit 99.1

Attention Business/Financial Editors: First of two press releases.

ACE AVIATION HOLDINGS INC. REPORTS FULL YEAR PROFIT OF $258 MILLION

2005 FULL YEAR OVERVIEW
•    Net income of $258 million.
•    Operating income of $452 million compared to operating income, before reorganization and restructuring items, of $117 million in 2004, an improvement of $335 million.
•    Income before non-controlling interest, foreign exchange and income tax of $367 million.
•    Passenger revenues increased $960 million or 13 per cent reflecting unit passenger revenue improvements from both yield and traffic.
•    Excluding fuel expense, unit cost down 4 per cent versus 2004.
•    Fuel costs up $592 million year-over-year.
•    EBITDAR of $1,351 million, up $205 million from 2004.
•    $792 million raised from ACE equity and convertible note offerings.
•    $287.5 million raised from IPO of Aeroplan.
•    Announced Jazz IPO in November 2005 which closed on February 2, 2006.
•    Delivery of 45 Bombardier and Embraer regional jets.
•    Entered into agreements for the delivery of up to 96 state-of-the-art Boeing wide-body aircraft.

FOURTH QUARTER OVERVIEW
•    Operating loss of $35 million in the fourth quarter of 2005, driven by higher fuel prices, compared to an operating loss in the fourth quarter of 2004 of $3 million.
•    Passenger revenues up $288 million or 17 per cent reflecting passenger revenue increases in all markets.
•    EBITDAR for the quarter of $207 million, an improvement of $14 million from the 2004 quarter.
•    Excluding fuel expense, unit cost up 4 per cent in part due to new regional aircraft added to the fleet which increases cost per available seat mile but has the advantage of lower overall trip costs.
•    Positive cash flow from operations of $34 million.

MONTRÉAL, February 10, 2006 - ACE Aviation Holdings Inc. (ACE) today reported operating income of $452 million for the full year 2005, despite an increase in fuel expense of $592 million or 37 per cent versus 2004. This represented an improvement of $335 million from 2004. Passenger revenues were up $960 million or 13 per cent reflecting increases in all markets, due to an improvement in passenger load factor and an increase in passenger revenue per revenue passenger mile (yield). Unit cost for 2005, as measured by operating expense per ASM, rose 3 per cent from 2004. Excluding fuel expense, unit cost was down 4 per cent. EBITDAR (1) amounted to $1,351 million, an improvement of $205 million from 2004. Net income for 2005 totaled $258 million compared to a net loss of $880 million in 2004, which included reorganization and restructuring items of $871 million.

For the fourth quarter of 2005, the Corporation reported an operating loss of $35 million, a decline of $32 million from the operating loss of $3 million recorded in the fourth quarter of 2004, despite a fuel expense increase of $146 million or 34 per cent. EBITDAR (1) of $207 million was recorded in the fourth quarter of 2005, an improvement of $14 million over the 2004 quarter. Passenger revenues were up $288 million or 17 per cent reflecting passenger revenue increases in all markets. Passenger traffic, as measured by revenue passenger miles (RPMs), increased 9 per cent on a capacity increase of 8 per cent, as measured by available seat miles (ASMs), reflecting a passenger load factor improvement of 1.2 percentage points. In the fourth quarter of 2005, passenger revenue per available seat mile (RASM) was up 9 per cent reflecting both a 7 per cent increase in passenger yield, as measured by passenger revenue per revenue passenger mile, and an improvement in the passenger load factor.

Operating expenses increased $332 million or 16 per cent over the fourth quarter of 2004 and included a fuel expense increase of $146 million or 34 per cent versus the 2004 quarter on a capacity increase of 8 per cent. Excluding fuel expense, unit cost increased 4 per cent over the 2004 quarter.

The 2005 quarter included a loss on sale and provisions on assets of $30 million, of which $15 million related to the write-down of inactive Boeing 747 inventory. Foreign exchange losses of $11 million were recorded in the fourth quarter of 2005 compared to foreign exchange gains of $78 million recorded in the 2004 quarter.

Net loss for the fourth quarter of 2005 was $103 million compared to net income of $15 million in the fourth quarter of 2004.

“I am pleased with our accomplishments in the first full year since we’ve emerged from CCAA,” said Robert Milton, Chairman, President and CEO, ACE Aviation Holdings Inc. “While rising fuel costs have made it challenging, our financial results for the full year are among the strongest in the industry and we’ve made good progress in building shareholder value, reinventing our business and winning over more customers.

“In addition to my appreciation for the unrelenting efforts of our employees and the support of our shareholders, on behalf of all of us at ACE, I would like to thank our customers for their ongoing loyalty which has enabled us to achieve twenty-two straight months of record load factors.

“We took significant steps during the year in creating shareholder value by highlighting the value inherent in ACE subsidiaries with the successful monetization of Aeroplan and early in 2006, Jazz. The market’s valuation today of Aeroplan and Jazz at $2.6 billion and $1.2 billion respectively is a solid endorsement by the market of ACE's business strategy going forward.

“While progress has been made at ACTS in terms of developing the business as a stand alone company, more work remains to be done. The priority for the new leadership at ACTS in 2006 will be to develop the business and increase the focus on its operations, customer service and productivity to improve financial results. ACE will look for opportunities to monetize ACTS at the earliest appropriate opportunity. ACE will also continue to look for opportunities to enhance the value of other subsidiaries.

“In the fourth quarter, revenue performance was strong, driven by a 17 per cent increase in passenger revenue on capacity growth of 8 per cent in a traditionally weak quarter; but this was not enough to offset rising fuel costs. We must renew our efforts to achieve a cost structure that will allow us to remain profitable in an environment of record high oil prices. This entails an unrelenting focus on reducing costs in all areas while ensuring we retain the highest levels of safety and remain the airline of choice for consumers.”

Non-Union Staff Reduction

The Corporation is committed in 2006 to deliver its business plan including continued expansion of the new business model and improved cost and productivity through process re-design and technological enhancements. To further enhance the efficiencies resulting from the transition to the new ACE business model and in view of the difficult fuel cost environment, ACE companies will now proceed with the reduction of non-unionized staffing levels by 20 per cent. “The decision to reduce jobs is never easy,” said Mr. Milton. "However, it is necessary in this cost environment as we advance with the implementation of our business model which removes the layers of complexity that existed at the previous legacy airline." The management and other non-unionized staff reductions are expected to take place primarily at Air Canada, Air Canada Cargo, Air Canada Ground Handling Services (ACGHS) and ACTS in the first half of 2006.

SIGNIFICANT EVENTS IN 2005

ACE recorded significant progress towards the implementation of its business plan in 2005:

ACE Equity and Convertible Notes Offerings

In April, the Corporation raised approximately $792 million in gross proceeds following the successful completion of its offerings of Class A Variable Voting Shares, Class B Voting Shares and Convertible Senior Notes due 2035. Approximately $557 million of the aggregate net cash proceeds of the offerings was used to repay all of the Corporation’s outstanding debt under the exit credit facility with General Electric. The balance was allocated for general corporate purposes. In addition, Air Canada, ACE Aviation's principal subsidiary, entered into a two-year senior secured revolving credit facility in an aggregate amount of $300 million with a syndicate of lenders. As at December 31, 2005, no amounts have been drawn against this credit facility.

Air Canada

• Fleet
In November, agreements were concluded with Boeing for the acquisition of up to 36 Boeing 777s and up to 60 Boeing 787 Dreamliners. The agreements include firm orders for 18 Boeing 777s, plus purchase rights for 18 more, in a yet-to-be-determined mix of the 777 family’s newest models: the 777-300ER, the 777-200LR Worldliner and the newly announced 777 freighter. Delivery of the

777 aircraft is scheduled to commence in March 2007. The agreements also include firm orders for 14 Boeing 787 Dreamliners, plus options and purchase rights for an additional 46 aircraft. Air Canada’s first 787 is scheduled for delivery in 2010.

Air Canada took delivery of 14 of the 15 Embraer E175 aircraft on order with the remaining E175 aircraft delivered in January 2006. Air Canada also began taking delivery of the first three of 45 Embraer E190 aircraft on order in December 2005. An additional two E190 aircraft were delivered in January 2006 and deliveries of the remaining 40 E190 aircraft are planned to be completed by January 2008.

Jazz took delivery of 15 Bombardier CRJ705 aircraft and 13 Bombardier CRJ200 aircraft. In addition, 15 Bombardier CRJ100 aircraft were transferred from Air Canada to Jazz.

Concurrently, Air Canada is undertaking a major refurbishment program to revitalize its existing fleet with interior upgrades including new seats in Hospitality Service and Executive Class, industry leading lie-flat beds in Executive First and state-of-the-art personal entertainment systems at every seat back. The interior refurbishment program is planned to commence in the spring of 2006 on its Airbus narrow body and Boeing 767 aircraft.

• New Business Model
As part of its New Business Model designed to build customer loyalty while driving profitable and sustainable growth, Air Canada continued to enhance its online products and services that include industry-leading simplified fares and multi-trip Flight Passes.

Following the launch of local aircanada.com websites in a number of international markets in 2005, the carrier began to expand its simplified fare model beyond Canada and the United States to several Caribbean destinations and the United Kingdom, its largest European gateway. Air Canada plans to continue introducing more local websites world wide, simplifying fares in international markets and expanding its range of subscription-based Flight Pass products in 2006.

• Network Enhancements
The introduction of Embraer and Bombardier jet aircraft in 2005 has allowed Air Canada to better match capacity to market demand thereby allowing the airline to maintain its strategy of disciplined capacity growth. With the arrival of these new aircraft, Air Canada has introduced Executive Class and in-flight enhancements in key U.S. transborder markets including Washington D.C. Reagan National, Atlanta, Dallas and Houston, as well as Winnipeg-Ottawa and Winnipeg-Calgary.

New domestic Canada and U.S. transborder routes introduced in 2005 include: Vancouver-Las Vegas, Vancouver-San Diego, Calgary-Orlando, Calgary-Las Vegas, Calgary-Abbotsford, Edmonton-Regina, Edmonton-Saskatoon, Montreal-Hamilton, Montreal-Sydney NS, Ottawa-Hamilton. Further route expansion in the coming months includes the start-up of service between Abbotsford-Toronto, Calgary-New York (JFK), Edmonton-Los Angeles and Montreal-Denver.

Air Canada increased service in international markets with the introduction of Toronto-Beijing year-round non-stop service and Toronto-Seoul summer non-stop service as well as the introduction of daily, year-round flights between Toronto and Delhi via Zurich. Other international services introduced in 2005 include: Montreal-Havana, Toronto-Rome and Toronto-Santo Domingo, as well as Montreal-Mexico City to begin in 2006. Responding to international cargo opportunities, the carrier introduced freighter services between Toronto-Shanghai and Toronto-Los Angeles.

Aeroplan

In June, ACE and Aeroplan Income Fund (the Fund) successfully completed the first-ever monetization of an airline frequent flyer loyalty program with an initial public offering (IPO) of the Fund, which represented a $2 billion equity valuation for Aeroplan. The IPO constituted a 14.4% divesture of Aeroplan with ACE holding the balance 85.6% interest in Aeroplan LP. The aggregate gross proceeds from the IPO totaled $287.5 million. In connection with the offering, Aeroplan arranged for senior secured syndicated credit facilities in the amount of $475 million of which approximately $300 million was drawn on the closing of the offering to fund the balance of the reserve for Aeroplan Mile redemptions.

Jazz

In November, ACE announced its intention to proceed with an initial public offering of Jazz Air Limited Partnership (Jazz) through an income trust structure, with ACE retaining a majority interest in Jazz. ACE and Jazz Income Fund (the Fund) successfully completed an IPO of the Fund on February 2, 2006. The IPO, representing a $1.2 billion equity valuation for Jazz, constituted a 19.1% divestiture of Jazz with ACE holding the balance 80.9% interest in Jazz LP. The gross proceeds totaled $235 million. In connection with the offering, Jazz established $150 million in senior secured syndicated credit facilities, of which $115 million was drawn on closing of the offering.

ACTS

In January 2006, Chahram Bolouri was appointed as President and CEO of ACTS. He will be responsible for developing ACTS as a stand alone company with an emphasis on improving operational performance, customer service and profitability.

During 2005, ACTS secured several contracts including a significant five year agreement with Delta Air Lines for the maintenance, repair and overhaul (MRO) of its fleet of Boeing 757-200, 767-300 and 767-300ER aircraft. Heavy maintenance work began at ACTS's Vancouver maintenance centre in May. In addition, ACTS began to develop its commercial relationship with US Airways which now includes heavy maintenance of US Airways’ Airbus A330 fleet and work on a variety of engine and flight control components.

US Airways

In September, ACE invested $87 million (US$75 million) in US Airways in conjunction with the carrier’s exit from U.S. bankruptcy proceedings. This investment represents approximately 6 per cent of the equity of US Airways.

ACE’s 2005 Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A) are available on ACE's and Air Canada's website at www.aircanada.com and at www.sedar.com. A copy may also be obtained on request by contacting ACE’s Shareholder Relations at (514) 205-7856.

ACE Aviation Holdings Inc. today also issued the following release:

ACE AVIATION HOLDINGS INC. EMPLOYEE PROFIT SHARING PLANS PAY OUT $54.8 MILLION FOR 2005

(1) Non-GAAP Measure

EBITDAR is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation and aircraft rent. EBITDAR is used to view operating results before aircraft rent and depreciation, amortization and obsolescence as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not comparable to similar measures presented by other public companies. Readers should refer to ACE’s Consolidated Highlights or ACE’s 2005 MD&A for a reconciliation of EBITDAR to operating income (loss).

CAUTION REGARDING FORWARD-LOOKING INFORMATION

ACE’s communications often contain written or oral forward-looking statements which are included in its MD&A and may be included in filings with securities regulators in Canada and the United States. These forward-looking statements are identified by the use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would”, and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, restructuring, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties as well as the factors identified throughout ACE’s filings with securities regulators in Canada and the United States and, in particular, those identified in the Risk Factors section to ACE’s MD&A. The forward-looking statements contained herein represent ACE’s expectations as of date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Peter Fitzpatrick (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 270-5741

Internet:	aircanada.com

ACE Aviation Holdings Inc.
Consolidated

HIGHLIGHTS (1)

	Three months		Twelve months
	Three months ended December 31	Three months ended December 31	Twelve months ended December 31	Combined (1) Period ended December 31
	2005	2004	2005	2004
Financial (CDN dollars in millions except per share figures)
Operating revenues	2,362	2,062	9,830	8,900
Operating income (loss) before reorganization and restructuring items	(35)	(3)	452	117
Reorganization and restructuring items	-	-	-	(871)
Non-operating expense	(88)	(47)	(85)	(293)
Income (loss) before non-controlling interest, foreign exchange gain and provision for income taxes	(123)	(50)	367	(1,047)
Income (loss) for the period	(103)	15	258	(880)
Operating margin before reorganization and restructuring items	(1.5)%	(0.1)%	4.6%	1.3%
EBITDAR before reorganization and restructuring items (2)	207	193	1,351	1,146
EBITDAR margin before reorganization and restructuring items	8.8%	9.4%	13.7%	12.9%
Cash, cash equivalents and short-term investments	2,181	1,632	2,181	1,632
Cash flows from (used for) operations	34	(426)	675	(66)
Weighted average common shares used for computation - basic	101	90	98	-
Weighted average common shares used for computation - diluted	101	90	109	-
Earnings (loss) per share - basic	($1.02)	$0.17	$2.63	nm
Earnings (loss) per share - diluted	($1.02)	$0.17	$2.46	nm
Operating Statistics			% Change				% Change
Revenue passenger miles (millions) (RPM)	10,584	9,681	9		46,764	43,427	8
Available seat miles (millions) (ASM)	13,808	12,815	8		58,822	56,536	4
Passenger load factor	76.7%	75.5%	1.2	pp	79.5%	76.8%	2.7	pp
Passenger revenue yield per RPM (excluding Aeroplan) (cents) (3)	17.9	16.9	6		17.0	16.7	2
Passenger revenue yield per RPM (including Aeroplan) (cents) (3)	18.6	17.3	7		17.6	16.8	5
Passenger revenue per ASM (excluding Aeroplan) (cents) (3)	13.7	12.8	8		13.5	12.8	6
Passenger revenue per ASM (including Aeroplan) (cents) (3)	14.2	13.1	9		14.0	12.9	9
Operating revenue per available seat mile (cents)	17.1	16.1	6		16.7	15.7	6
Operating expense per available seat mile (cents)	17.4	16.1	8		15.9	15.5	3
Operating expense per available seat mile, excluding fuel expense	13.2	12.7	4		12.2	12.7	(4)
Average number of full-time equivalent (FTE) employees (thousands)	33.1	32.0	3		32.5	32.5	0
Available seat miles per FTE employee (thousands)	417	401	4		1,811	1,738	4
Operating revenue per FTE employee (thousands)	$71	$64	11		$303	$274	11
Aircraft in operating fleet at period end	322	290	11		322	290	11
Average aircraft utilization (hours per day) (4)(5)	10.0	9.8	2		10.6	10.2	4
Average aircraft flight length (miles)(5)	842	837	1		871	847	3
Fuel price per litre (cents) (6)	66.0	54.6	21		60.0	46.2	30
Fuel litres (millions)	870	786	11		3,641	3,460	5

(1)	Reference to "Predecessor Company" refers to Air Canada and its subsidiaries prior to September 30, 2004.

Annual Supplementary Non-GAAP Combined information (Combined) is the combination of the Predecessor Company's operations and financial results for the nine months ended September 30, 2004 added to ACE's (Successor Company) operations and financial results for the three months ended December 31, 2004.

Refer to the MD&A for a reconciliation of the 2004 Annual Supplementary Non-GAAP Combined information.
(2)
EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and depreciation, amortization and obsolescence as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.

EBITDAR, before reorganization and restructuring items, is reconciled to operating income (loss) before reorganization and restructuring items as follows:

	Three months ended December 31		Twelve months ended December 31
	Successor Company		Successor Company	Combined (1)
	2005	2004	2005	2004
	($ millions)		($ millions)
Operating income (loss) before reorganization and restructuring items	(35)	(3)	452	117
Add back:
Aircraft rent	117	111	417	632
Depreciation, amortization & obsolescence	125	85	482	397
EBITDAR before reorganization and restructuring items	207	193	1,351	1,146

(3)	Beginning in October 2004, Aeroplan redemption revenues related to points redeemed for travel on Air Canada and Jazz are reflected in the Passenger revenue category.
Prior to October 2004, these revenues were recorded in the Other revenue category. Refer to the MD&A for more information.
(4)	Excludes maintenance down-time.
(5)	Excludes third party carriers operating under capacity purchase arrangements.
(6)	Includes fuel handling and fuel hedging expenses.